[VERTICALNET LETTERHEAD]

VIA EDGAR & FEDERAL EXPRESS

September 8, 2006

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Mark P. Shuman, Branch Chief - Legal

Re:	Verticalnet, Inc. (the “Company”)
Registration Statement on Form S-3
Filed July 14, 2006
File No. 333-135789

Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Ended March 31, 2006
File No. 0-25269

Dear Mr. Shuman:

This letter responds to your letter dated August 11, 2006, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-3 filed July 14, 2006 (File No. 333-135789) (the “Registration Statement”), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. For your convenience, I included each of the Staff’s comments in italics before the corresponding response. The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs numbered in your August 11, 2006 letter.

Where indicated below, the Company will include changes to the respective disclosure in Amendment No. 1 to the Registration Statement (the “Amendment”), which the Company is filing contemporaneously with this response letter. In an effort to respond to the Staff’s comments, enclosed herewith are three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) a clean version of the Amendment as filed via EDGAR; and (iii) a marked version the Amendment as compared to the previously filed Registration Statement.

Securities and Exchange Commission

September 8, 2006

Form S-3

Summary, page 1

1.	You state that the summary is “qualified in its entirety” by the information provided elsewhere in the prospectus and in the information incorporated by reference. We note similar qualifications found in many of your filings in reference to exhibits to those filings. See, for example, the current report on Form 8-K filed July 6, 2006 (stating “the description of the Omnibus Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Omnibus Plan, a copy of which is flied as Exhibit 10.1 to this report”) and the definitive proxy statement filed April 12, 2006 (stating the in proposal 3 that the summary of the August 2005 transaction “is qualified in its entirety by reference to the attached documents”). Please note that such qualifications are not appropriate as textual disclosure should be materially complete. Confirm that you will refrain from making such qualifications in future filings. We will not object to disclosure indicating that investors should consult other documents or sections of the prospectus for more detailed descriptions.

Response:

In response to the Staff’s comments, the Company revised the summary on page 1 of the Prospectus included in the Amendment (the “Prospectus”) to remove the “qualified in its entirety” disclosure. The Company confirms that it will refrain from making statements similar to those referenced in the Staff’s comments in future filings.

Selling Shareholders, page 11

Shares Being Registered, page 11

2.	Revise your disclosure to provide a materially complete discussion of the August 12, 2005 unregistered offering and the terms of the convertible notes. Specifically address when and how the conversion price is subject to adjustment and if either party has discretion over the type of consideration (i.e., shares of common stock or cash) in which interest payments can be made.

Response:

In response to the Staff’s comments, the Company revised the disclosure on page 12 of the Prospectus to provide a materially complete discussion of the August 16, 2005 private placement transaction and the terms of the convertible notes, including the mechanisms that provide for adjustments to the conversion price of the convertible notes as well as the manner in which the Company may make payments of principal and interest under the convertible notes.

3.	Please revise to clarify whether the natural persons named in footnotes (6), (8), (9), (17) and (18) exercises sole voting and dispositive powers with respect to the shares to be offered for resale by the corresponding entities. Please also revise to disclose the natural person who exercises voting and dispositive discretion with respect to the shares to be offered for resale on behalf of Platinum Long Term Growth I, LLC. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Securities and Exchange Commission

September 8, 2006

Response:

In response to the Staff’s comments, the Company revised the disclosure on pages 15 – 17 of the Prospectus to identify the natural persons named in footnotes (6), (8), (9), (17) and (18) that have voting and dispositive control over the shares offered thereby, and whether such control is sole or shared. The Company also revised the disclosure in footnote (15) on page 16 of the Prospectus to identify the natural person who exercises sole voting and dispositive control over the shares offered on behalf of Platinum Long term Growth I, LLC.

4.	Tell us all of the selling stockholders that are broker-dealers or affiliates of broker-dealers. It appears from your disclosure in footnotes (6) and (17) that Castle Creek Technology Partners and Portside Growth and Opportunity Fund may be affiliates of registered broker-dealers. If true, please revise your disclosure to identify them as affiliates of broker-dealers, briefly describe the nature of the affiliation, and indicate whether the broker-dealer affiliates acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:

In response to the Staff’s comments, the Company revised the disclosure in the Prospectus to identify those selling shareholders that are affiliates of broker-dealers. Footnotes (6) and (17) on pages 15 and 16 of the Prospectus were revised to: (i) describe the nature of the affiliation between these selling shareholders and broker-dealers; and (ii) clarify that these selling shareholders (a) acquired the securities to be resold in the ordinary course of business, and (b) at the time of the acquisition had no agreements, understandings or arrangements with any other person, directly or indirectly, to dispose of the securities.

Plan of Distribution, page 19

5.	We note your disclosure that selling stockholders may engage in short sales of the common stock registered in this prospectus. Please confirm that Verticalnet and the selling stockholders are aware of CF Tel. Interp. A.65.

Response:

In response to the Staff’s comments, the Company sent written correspondence to each selling shareholder that included a copy of the Staff’s comments and a copy of CF Tel. Interp. A.65. The Company confirms that it is aware of CF Tel. Interp. A.65 and that to its knowledge, each selling shareholder is also aware of CF Tel. Interp. A.65.

6.	We note your disclosure that the anti-manipulation rules of Regulation M may apply to the sale of shares and activities of the selling shareholders. Please revise to state that selling shareholders must conduct their sales in accordance with all rules promulgated under the Exchange Act, including those provided under Regulation M. Tell us what steps you have implemented to ensure that each of the selling shareholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461.

Response:

In response to the Staff’s comments, the Company revised the disclosure on page 19 of the

Securities and Exchange Commission

September 8, 2006

Prospectus to state the selling shareholders must conduct their sales in accordance with all rules promulgated under the Securities Exchange Act of 1934, as amended, including those provided pursuant to Regulation M under the Securities Exchange Act of 1934, as amended. In addition, the Company sent written correspondence to each selling shareholder that included a copy of the Staff’s comments and a statement that each selling shareholder is deemed to acknowledge that and agree that such selling shareholder will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Securities Exchange Act of 1934 or otherwise, stabilization or manipulation of the price of any security of the Company, whether to facilitate the sale or resale of the shares of the Company’s common stock or otherwise, and will not take any action that would directly or indirectly violate any provision of Regulation M under the Securities Exchange Act of 1934.

Where You Can Find More Information, page 18

7.	Revise your incorporation by reference section to include the current reports on Form 8-K filed July 25 and August 7, 2006, as well as all other filings made pursuant to 13(a), 13(c), 14 or 15(d) since the end of you most recent fiscal year.

Response:

In response to the Staff’s comments, on page 20 of the Prospectus the Company incorporated by reference all additional reports filed pursuant to the Securities Exchange Act of 1934 since the date the Registration Statement was originally filed.

Part II

Exhibit Index page vii

8.	Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

Response:

In response to the Staff’s comments, on page II-3 of the Amendment the Company included the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A —Controls and Procedures, page 74

9.	We note your disclosure that “[t]he evaluation referred to in paragraph (a) of this Item did not identify any changes in the Company’s internal control over financial reporting that occurred during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” Please note that Item 308(c) of Regulation S-K requires that you disclose any change in internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15, not changes identified in connection with the evaluation required by paragraph (b) of that rule. Please confirm that, pursuant to the evaluation required by Rule 13a-15(d), you did not have any changes in your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial

Securities and Exchange Commission

September 8, 2006

reporting for the quarter ended December 31, 2005. This comment also applies to your Form 10-Q for the quarter ended March 31, 2006. Please confirm that you will take this comment into consideration in preparing future Item 308(c) disclosure.

Response:

In response to the Staff’s comments, the Company revised the disclosure on page 37 in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed on August 14, 2006. The Company confirms that, pursuant to the evaluation required by Rule 13a-15(d), it did not have any changes in its internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting for the quarters ended December 31, 2005 and March 31, 2006. The Company confirms that it will take the Staff’s comments into consideration in preparing future Item 308(c) disclosure.

If you have any questions about the foregoing, please feel free to contact me at (610) 640-8030 or James W. McKenzie, Jr., the Company’s outside legal counsel, at (215) 963-5134.

Sincerely,

/s/ Christopher G. Kuhn
Christopher G. Kuhn

Vice President, General Counsel and Secretary

Enclosures

cc:	Rebekah Toton, Securities and Exchange Commission
James W. McKenzie, Jr., Morgan, Lewis & Bockius LLP